Mail Stop 3561

August 12, 2008

Via Fax & U.S. Mail

Mr. Stewart Halpern
Chief Financial Officer
7480 Mission Valley Road, Suite 101
San Diego, California 92108

> **Re: Mad Catz Interactive, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 001-14944**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

- Liquidity and Capital Resources, page 40

1. We note from your balance sheet that your inventory balance at March 31, 2008 is significantly higher than the balance at March 31, 2007 and that the change in inventory did not contribute as much to the net cash provided by operating activities as it has done in prior years. Please revise your liquidity section of MD&A in future filings to provide more of a discussion on why inventory levels increased. Also, please discuss how this increase in inventory will affect cash flows from operations and any long-term implications of higher inventory amounts on liquidity.

Item 9A. Controls and Procedures, page 42

2. We note from your disclosure that management concluded that your disclosure controls and procedures were effective at the reasonable assurance level. In light of the disclosure in management's report on internal control over financial reporting that you identified a material weakness relating to the manual-intensive nature of your consolidation process, please explain to us why you believe it was appropriate to conclude that disclosure controls and procedures were effective. Please include in your response any alternative factors relied upon and a detailed discussion of how your conclusion was determined. Also, in light of the material weakness, please explain to us why you believe the financial statements as of March 31, 2008 are appropriately stated. Additionally, in future filings, please revise MD&A to include a detailed discussion of any material weaknesses, and quantification and analysis of associated uncertainties & trends related to a material weakness, as well as steps or procedures taken to remediate the weakness. See SEC Staff Speech by Dorsey & Hunsaker at the 2004 32nd AICPA Conference.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss), page F-6

3. In future filings, please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in your statements of changes in shareholders' equity or in the notes to the Company's financial statements. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130. Also, please revise to include disclosure of the ending accumulated balances for each item in accumulated other comprehensive income either (i) on the face of the balance sheet, (ii) in a statement of changes in equity, *or* (iii) in the notes to the financial statements. See paragraph 26 of SFAS NO. 130.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

<u>– Goodwill, page F-10</u>

4. Given that goodwill represents a significant portion of your total assets on your consolidated balance sheets as of the end of each of the periods presented. please revise the notes to the financial statements and the Critical Accounting Policies section of MD&A in future filings to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized. Your revised disclosure should indicate how you determine fair value in your analysis.

<u>– Adoption of SAB 108, page F-13</u>

5. We note your disclosure that upon adoption of SAB 108 in fiscal 2007, you recorded several adjustments to correct errors that were considered immaterial under your previous method of evaluating materiality. In light of the fact that you disclose that the first three errors arose in fiscal 2006, please provide us details as to when and how each of these errors arose. Also, please provide us with your materiality analysis for each of these errors for 2006 under the rollover method that was used prior to adoption of SAB 108 and tell us the various factors considered in determining that these errors were not material. See Question 3 and its Interpretive Response to SAB 108. We may have further comment upon review of your response.

<u>Note 6. Intangible Assets and Goodwill, page F-17</u>

6. We note your disclosure that for the previously recorded goodwill in connection with the GameShark acquisition through March 31, 2006, the goodwill was incorrectly recorded in Canadian dollars and translated into US dollars at the prevailing exchange rate at the end of each reporting period. However, we note from your disclosures in previous filings, that the entire amount of the GameShark acquisition purchase price was allocated to intangible assets other than goodwill. Please provide us details of the nature of this $4.8 million adjustment to goodwill and accumulated comprehensive other income and explain to us how the amount of the adjustment was determined or calculated.

7. Please revise future filings to disclose the amount of expected amortization expense for your intangible assets for each of the next five years. See paragraph 45 of SFAS No. 142.

Note 14. Quarterly Financial and Market Information, page F-27

8. In future filings, please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the acquisition of Saitek which occurred in the third quarter of fiscal 2008. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (619) 683-9829